UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

June 28, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	38-4030901
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Performance Projections

The following tables contain updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of May 31, 2019, plus the following forward-looking assumptions. All of the values in the tables below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Home Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Target Leverage	Projected Expense Ratio
National eFund Single Family Rental Portfolio	26*	6.8% - 13.7%	3.5% - 7.0.%	50% - 55%	35.0% - 37.5%

*Assets included in the National eFund Single Family Rental Portfolio included the following controlled subsidiaries:

Single-Family Home Rental Controlled Subsidiaries	Location	Date of Acquisition	Approximate Purchase Price	Asset Status
473	Los Angeles, CA	2/7/18	$443,000	Leased
S37	Los Angeles, CA	2/21/18	$427,000	Leased
317	Los Angeles, CA	2/21/18	$535,000	Leased
S48	Los Angeles, CA	4/3/18	$457,000	Leased
E81	Los Angeles, CA	3/30/18	$468,000	Leased
W47	Los Angeles, CA	5/15/18	$408,000	Leased
E35	Los Angeles, CA	5/15/18	$457,000	Leased
E22	Los Angeles, CA	5/18/18	$410,000	Leased

C33	Los Angeles, CA	7/2/18	$339,000	Leased
W11	Los Angeles, CA	7/9/18	$472,000	Leased
E19	Los Angeles, CA	7/24/18	$568,000	Leased
E85	Los Angeles, CA	7/31/18	$436,000	Leased
W114	Los Angeles, CA	8/10/18	$614,000	Leased
P50	Los Angeles, CA	8/20/18	$441,000	Leased
E44	Los Angeles, CA	8/28/18	$513,000	Leased
C38	Los Angeles, CA	9/5/18	$431,000	Listed for Rent
M34	Los Angeles, CA	10/22/18	$388,000	Listed for Rent
W145	Los Angeles, CA	11/21/18	$508,000	Leased
P29	Los Angeles, CA	11/20/18	$737,000	Leased
H95	Atlanta, GA	11/28/18	$231,000	Listed for Rent
A49	Atlanta, GA	11/29/18	$319,000	Leased
A50	Atlanta, GA	11/28/18	$308,000	Leased
251	Los Angeles, CA	11/30/18	$503,000	Listed for Rent
M77	Atlanta, GA	1/16/19	$254,000	Leased
C387	Los Angeles, CA	4/5/19	$589,000	Leased
S56	Los Angeles, CA	5/1/19	$736,000	Leased

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and an approximate 10 year hold period. We anticipate operating expense ratios across the National eFund Single Family Rental Portfolio range from 35.0% to 37.5%. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative “base-case” projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 19-year Los Angeles, CA metro-wide and neighborhood-specific appreciation rates according to NeighborhoodScout as of Q4 2018. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of  May 31, 2019 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout's historical appreciation rates for the Los Angeles, CA sub-markets where the majority of our Single Family Home Rental properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period. However, there can be no assurance that any of the foregoing assumptions will prove to be accurate and are provided for informational purposes only.

Single Family Home Renovation and Sale Investment Assumptions

Asset Name	Projected Return on Investment	Total Projected Holding Costs	Projected Gross Exit Price
N/A*	N/A*	N/A*	N/A*

*There were no assets in the National eFund Single Family Home Renovation and Sale portfolio as of May 31, 2019.

Updates to Assets Acquired

Single Family Home Rental Controlled Subsidiaries

The following table summarizes the single family home rental controlled subsidiaries ("Rental Controlled Subsidiaries") acquired by the Company since the last update. Unless otherwise noted, the following is true of each Rental Controlled Subsidiary:

•	Pursuant to the agreements governing each Rental Controlled Subsidiary, we have full authority of the management of such entity;
•	An affiliate of our Manager earned an origination fee of approximately 2.0% upon the closing of each Rental Controlled Subsidiary, paid for by the co-investors, joint-venture, borrower or property holding entity at closing;
•	The business plan entails renting the property for approximately seven to ten years after acquisition before selling the property;
•	The investment thesis is based primarily upon the site's improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket; and
•	The last updated portfolio level projected annual returns for the National Single-Family Home Rental Portfolio was 6.8% - 13.7%, as disclosed above. Past performance is not indicative of future results, and these projections may not reflect actual future performance and may prove to be inaccurate.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Acquisition Cost	Projected Renovation Budget (1)
S56	90016	3 / 3	1,300	5/1/2019	$736,000	$5,000

(1) There can be no assurance that the anticipated completion cost will be achieved.

Updates to Dispositions of Minor Assets

The following table summarizes the assets that we have disposed of since the last update.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Cost Basis (1)	Date of Disposition	Approximate Gross Sale Price	Approximate Net Profit (2)	Approximate ROI (3)
S26	90016	3 / 2	1,700	3/14/2019	$650,000	5/13/2019	$750,000	$59,000	9.0%

(1) Cost basis includes the purchase price of the asset and holding costs incurred from the date of purchase through the date of sale.

(2) Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.

(3) On an annualized basis, IRR (internal rate of return) is equal to approximately 69.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated October 19, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE NATIONAL FOR-SALE HOUSING EFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:         June 28, 2019